Exhibit 20.2

MELCO CROWN ENTERTAINMENT LIMITED

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 21, 2014

Dear Shareholders,

You are cordially invited to attend the Annual General Meeting of Shareholders of Melco Crown Entertainment Limited (the “Company”), which will be held at Salon III, Level 2, Grand Hyatt Macau, City of Dreams, Estrada do Istmo, Cotai, Macau on Wednesday, May 21, 2014 at 4:00 p.m. (Hong Kong time). The meeting is being held for the following purposes:

1.	To ratify the annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, and to receive and adopt the audited consolidated financial statements and the directors’ and auditors’ reports, for the year ended December 31, 2013.

2.	To re-elect each of the following directors:

(a)	Mr. Clarence Yuk Man Chung as a non-executive director of the Company;

(b)	Mr. William Todd Nisbet as a non-executive director of the Company;

(c)	Mr. James Andrew Charles MacKenzie as an independent non-executive director of the Company; and

(d)	Mr. Thomas Jefferson Wu as an independent non-executive director of the Company.

3.	To authorize the board of directors to fix the remuneration of the directors of the Company.

4.	To ratify the appointment of and re-appoint the independent auditors of the Company, Deloitte Touche Tohmatsu, and to authorize the board of directors to fix their remuneration.

5.	To grant a general and unconditional mandate to the board of directors to issue new shares of the Company not exceeding 20% of the issued share capital of the Company as at the date of passing this resolution.

6.	To grant a general and unconditional mandate to the board of directors to repurchase shares of the Company not exceeding 10% of the issued share capital of the Company as at the date of passing this resolution.

7.	To extend the general mandate granted to the board of directors to issue new shares of the Company by the aggregate nominal amount of shares repurchased by the Company, provided that such amount shall not exceed 10% of the issued share capital of the Company as at the date of passing this resolution.

Only shareholders of record in the books of the Company at the close of business on 4 April 2014 will be entitled to vote at the meeting or any adjournment that may take place.

A shareholder entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote in his/her/its place. A proxy need not be a shareholder of the Company. A form of proxy is enclosed.

Shareholders are requested to complete, date, sign and return the enclosed proxy form to reach the Company as promptly as possible but not later than 48 hours prior to the Annual General Meeting or adjourned meeting at which the proxy is to be used. The giving of such proxy will not affect your right to vote in person should you decide to attend the Annual General Meeting or adjourned meeting.

Please note that copies of the annual reports of the Company are available for shareholders. Should you want to obtain a copy, you can (1) send your request for a physical copy by e-mail to ir@melco-crown.com; (2) notify the Company of your e-mail address by sending your request to Investor Relations, Melco Crown Entertainment Limited, 36th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong and a soft copy will be sent to your e-mail address provided; (3) you may also view the annual report and the Annual General Meeting related materials at the Company’s website at www.melco-crown.com.

By Order of the Board of Directors,

/s/ Stephanie Cheung
Stephanie Cheung Company Secretary